Exhibit 8

Entity Name	Jurisdiction of Incorporation	Name Under Which Business is Done (if different)

Cayman First Tier	Cayman Islands	—

Industri-Matematik International Corporation	Delaware	—

Industri-Matematik AB	Sweden	—

Pivotal Corporation	British Columbia	—

CDC Acquisition Co II SRL	Barbados	—

Ross Systems, Inc.	Delaware	—

Catalyst International, Inc.	Delaware	—

Saratoga Systems, Inc.	California	—